Target Asset Allocation Funds
For the reporting period ended 07/31/08
File number 811-08915

                                Sub-Item 77D
                Policies with respect to security investment

                       TARGET ASSET ALLOCATION FUNDS
                    Target Conservative Allocation Fund
                      Target Moderate Allocation Fund

                         THE TARGET PORTFOLIO TRUST
                         Total Return Bond Portfolio

Supplement dated March 17, 2008 to the Statements of Additional Information

This Supplement amends the Statements of Additional Information (SAIs) of Target Asset Allocation Funds dated September 28, 2007 and The Target Portfolio Trust dated December 31, 2007.

Effective April 1, 2008, the subadvisory fee rate information relating to Pacific Investment Management Company LLC appearing in the table of subadvisory fee rates in Part I of each SAI with respect to the above-referenced funds is hereby deleted in its entirety and the following new subadvisory fee rate is substituted:

     0.250% on aggregate assets up to and including $1 billion;
     0.225% on aggregate assets over $ 1 billion *

* For purposes of the fee calculation, the assets of all portfolios or funds managed under a "total return" strategy or mandate by Pacific Investment Management Company LLC on behalf of Prudential Investments LLC and/or AST Investment Services, Inc. (as mutually agreed upon and identified by the parties) shall be aggregated on each day that the total of all such aggregated assets totals at least $3 billion. On any day that the total of all such aggregated assets totals less than $3 billion, the subadvisory fee rate for each such fund or portfolio shall be 0.25%